Exhibit 12.1

Landmark Infrastructure Partners LP

Ratio of Earnings to Fixed Charges(3)

	Landmark Infrastructure Partners LP				Predecessor to Landmark Infrastructure Partners LP(3)
	Year Ended December 31, 2015		Year Ended December 31, 2014	Period From November 19 to December 31, 2014	Period From January 1, 2014 to November 19, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012

Earnings:(1)
Income before income taxes	$(434,080)		$2,860,628	$(2,698,348)	$5,558,976	$5,647,830	$1,082,382
Add (deduct):
Fixed charges	8,398,089		7,831,847	360,689	7,471,158	5,406,753	1,957,834
Capitalized interest	—		—	—	—	—	—
Total earnings	$7,964,009		$10,692,475	$(2,337,659)	$13,030,134	$11,054,583	$3,040,216
Fixed charges:(1)
Interest expense	$8,398,089		$7,831,847	$360,689	$7,471,158	$5,406,753	$1,957,834
Capitalized interest	—		—	—	—	—	—
Estimate of interest within rental expense	—		—	—	—	—	—
Total fixed charges	$8,398,089		$7,831,847	$360,689	$7,471,158	$5,406,753	$1,957,834

Ratio of Earnings to Fixed Charges	—	(2)	1.37x	— (2)	1.74x	2.04x	1.55x

(1)         For purposes of this presentation, earnings represent income before income taxes adjusted for fixed charges and capitalized interest. Fixed charges consist of interest expensed and capitalized, amortization of deferred loan costs and estimate of interest in rent expense.

(2)         Earnings were inadequate to cover fixed charges by $0.4 million and $2.7 million for the year ended December 31, 2015 and for the period from November 19, 2014 to December 31, 2014, respectively.

(3)         Prior-period financial information has been retroactively adjusted for certain assets acquired during the year ended December 31, 2015. For further information, see the financial statements and the accompanying notes and other information included in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2015.